EXHIBIT 99.2

Hydrogenics Corporation

Second Quarter 2013 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

This Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and operations of Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), for the three and six months ended June 30, 2013 and updates our MD&A for fiscal 2012. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2012 and the Consolidated Interim Financial Statements for the three and six months ended June 30, 2013.

The Corporation prepares its consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”).  All financial information contained in this MD&A and in the audited consolidated interim financial statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for certain “Non-IFRS Measures” in Section 9 of this MD&A.

This MD&A is dated August 1, 2013 and all amounts are denominated in US dollars, unless otherwise noted.

Additional information about Hydrogenics, including our 2012 Consolidated Financial Statements and our Annual Report on Form 20-F, which is filed in Canada as our annual information form, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice in Section 10 of this MD&A.

“Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation and its subsidiaries and Old Hydrogenics and its subsidiaries.

For additional information, please use www.hydrogenics.com/investor.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A detailed discussion of our operating results for the three and six months ended June 30, 2013	4
2	Financial Condition A discussion of the significant changes in our consolidated interim balance sheets	10
3	Summary of Quarterly Results A summary view of our quarterly financial performance	11
4	Liquidity and Capital Resources A discussion of our cash flow, liquidity, credit facilities and other disclosures	11
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	15
6	Recent Accounting Pronouncements A discussion of IFRS developments that have, will or might affect the Corporation	15
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal controls over financial reporting	16
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	16
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	18

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

1          Operating Results
A detailed discussion of our operating results for the three and six months ended June 30, 2013

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except per share amounts)

	Three months ended June 30			Six months ended June 30
	2013	2012	% Favourable (Unfavourable)	2013	2012	% Favourable (Unfavourable)
Consolidated Interim Statements of Operations and Comprehensive Loss
OnSite Generation	$4,844	$7,407	(35%)	$11,169	$12,623	(12%)
Power Systems	4,927	852	478%	10,914	1,360	703%
Revenues	9,771	8,259	18%	22,083	13,983	58%

Gross profit	2,566	1,472	74%	6,108	2,277	168%
Percentage of Revenues	26%	18%		28%	16%

Selling, General and Administrative Expenses	4,875	3,221	(51%)	8,497	6,174	(38%)
Research and Product Development Expenses	1,080	843	(28%)	2,018	1,992	(1%)

Net Loss	(4,516)	(3,145)	(44%)	(6,067)	(6,326)	4%
Net loss Per Share	(0.53)	(0.42)	(26%)	(0.74)	(0.90)	18%

Consolidated Interim Statements of Cash Flows
Cash used in Operating Activities	(1,219)	(3,722)	67%	(7,127)	(5,936)	(20%)

Other Measures
Cash Operating Costs1	3,776	3,392	(11%)	7,561	6,993	(8%)
Adjusted EBITDA1	(3,185)	(2,332)	(37%)	(4,005)	(5,425)	26%

Selected Additional Information
Total Assets	39,268	30,601	28%	39,268	30,601	28%
Total Non-Current Liabilities (excluding Deferred Revenue)	3,043	2,315	(31%)	3,043	2,315	(31%)
____________________
1 Cash operating costs and Adjusted EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Highlights for the three months ended June 30, 2013 compared to the three months ended June 30, 2012

•
Revenues increased $1.5 million, or 18%, reflecting a significant increase in revenues from our Power Systems business segment offset by a shortfall in OnSite Generation revenues. The increase in Power Systems revenue results primarily from revenues earned on the contract for integrated power propulsion systems for an OEM, as well as completing delivery of the major order of fuel cell modules to our strategic partner, CommScope, Inc. The decrease in revenues from our OnSite Generation business segment results primarily from delays in the execution of anticipated sales orders for the period and therefore delays in project commencement and completion. OnSite Generation projects totaling approximately $10M are in process entering into the third quarter. During the second quarter of 2013, the OnSite Generation and the Power Systems business segments received new orders totaling $3.4 million (June 30, 2012 - $9.3 million) and $1.3 million (June 30, 2012 - $0.8 million), respectively.

•
Cash operating costs were $3.8 million, versus $3.4 million for the comparable period in 2012, with costs as a percent of revenue falling 5%. The increase in costs is attributable to a $0.2 million increase in marketing expenses related to a higher level of activity associated with commercial activities and a $0.2 million increase in research and development expenditures related primarily to PEM MW Power to Gas product development.

•
Adjusted EBITDA loss increased to $3.2 million from $2.3 million, or 37%, against the comparable period in 2012. Despite an improvement in gross profit of $1.1M, this was offset by an increase of $1.8 million attributable to stock-based compensation expenses indexed to our share price. The closing share price increased approximately $6 during the quarter. The balance of the change is attributable to increase in marketing and research and development costs noted above.

•
Net loss increased to $4.5 million from $3.1 million, or 44%, against the comparable period in 2012. The change reflects the $0.9 million increase in Adjusted EBITDA loss described above plus a further $0.6 million of finance loss due to the change in the fair value of warrants attributable to the increase in our share price.

•
Cash and cash equivalents and restricted cash were $16.0 million at June 30, 2013, a $0.8 million decrease from December 31, 2012 primarily reflecting: (i) $7.1 million of cash used by operating activities; (ii) $0.4 million of capital expenditures; offset by (iii) $6.1 million of proceeds from the issuance of common shares; and (iv) $0.8 million of proceeds from the exercise of warrants.

Highlights for the six months ended June 30, 2013 compared to the six months ended June 30, 2012

•
Revenues increased $8.1 million, or 58%, reflecting a significant increase in revenues from our Power Systems business segment offset by a shortfall in OnSite Generation revenues. The increase in Power Systems revenue results primarily from revenues earned on the contract for integrated power propulsion systems for an OEM, as well as delivery of the major order of fuel cell modules to our strategic partner, CommScope, Inc. The decrease in revenues from our OnSite Generation business segment results primarily from delays in the execution of anticipated sales orders for the Q2 period and therefore delays in project commencement and completion as noted above. During the first six months of 2013, the OnSite Generation and the Power Systems business segments received orders totaling $5.6 million (June 30, 2012 - $10.3 million) and $6.4 million (June 30, 2012 - $1.8 million), respectively.   The increase in orders received in our Power Systems business segment is primarily the result of additional orders on the contract for integrated power propulsion systems for an OEM.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

•
Cash operating costs were $7.6 million, versus $7.0 million for the comparable period in 2012, with costs as a percent of revenue falling 38.3%. The increase is primarily attributable to a $0.5 million increase in marketing expenses related to a higher level of activity associated with commercial activities as well as slightly higher compensation costs arising from improved business performance in the Power Systems business segment.

•
Adjusted EBITDA loss improved 26% to $4.0 million from $5.4 million. The improvement reflects an increase in gross margin of $3.8 million offset by an increase in selling, general and administrative expenses of $0.5 million related to marketing expenses and compensation costs noted above and a $1.8 million of expense related to stock based compensation indexed to our share price.

•
Net loss improved 4% to $6.1 million from $6.3 million for the comparable period in 2012. The improvement reflects the decrease in Adjusted EBITDA loss of $1.4 million noted above partially offset by a $1.2 million increase in finance loss attributable to the change in the fair value of warrants attributable to the increase in our share price.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Business Segment Review
We report our results in two business segments (OnSite Generation and Power Systems). Corporate and Other is the provision of corporate services and administrative support. These segments are differentiated by the products developed and end-customer markets. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2013	2012	% Favourable (Unfavourable)	2013	2012	% Favourable (Unfavourable)
Revenues	4,844	7,407	(35%)	11,169	12,623	(12%)
Gross profit	323	1,286	(75%)	1,398	2,081	(33%)
Percentage of Revenues	7%	17%		13%	16%

Selling, General and Administrative Expenses	787	754	(4%)	1,613	1,664	3%
Research and Product Development Expenses	402	234	(72%)	646	408	(58%)
Segment Income (Loss)	(868)	298	n/a	(862)	9	n/a

Revenues decreased 35% for the three months ended June 30, 2013 due primarily to delays in the execution of anticipated sales orders for the period and therefore delays in project commencement and completion. However, revenues for the six months ended June 30, 2013 were only down 12%. Sales through June 30, 2013 consisted primarily of the sale of electrolyzer products to customers in industrial gas markets. Orders awarded for the six months ended June 30, 2013 were $5.6 million (June 30, 2012 – $10.3 million). At June 30, 2013 we had $13.3 million of confirmed orders (June 30, 2012 – $24.7 million), the majority of which are anticipated to be delivered and recognized in revenues in 2013.

Gross Profit margins declined 10% and 3% respectively for the three and six months ended June 30, 2013. Despite margin improvements previously reported in our Q1 and positive progress regarding product cost reductions through supply chain management and product design innovation, these benefits have been offset by the shortfall in revenue for the three months ended June 30, 2013 which results in unapplied production capacity.

Selling, General and Administrative (“SG&A”) Expenses were $0.8 million and $1.6 million respectively for the three and six months ended June 30, 2013 comparable to the prior periods in 2012.

Research and Product Development (“R&D”) Expenses were up $0.2 million for the three and six months ended June 30, 2013 relating to a ramping up of research and product development projects related to fueling station and power to gas initiatives during the quarter ended June 30, 2013.

Segment Income (Loss) was down ($0.8) million for the six months ended June 30, 2013 attributable to the loss incurred in the three months ended June 30, 2013 as a result of the revenue and gross profit shortfall described above.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Power Systems
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2013	2012	% Favourable (Unfavourable)	2013	2012	% Favourable (Unfavourable)
Revenues	4,927	852	478%	10,914	1,360	703%
Gross Profit	2,243	186	1,106%	4,710	196	2,303%
Percentage of Revenues	46%	22%		43%	14%

Selling, General and Administrative Expenses	1,158	968	(20%)	2,336	1,653	(41%)
Research and Product Development Expenses	666	597	(12%)	1,354	1,571	14%
Segment Income (Loss)	433	(1,378)	n/a	1,018	(3,029)	n/a

Revenues were up 478% and 703% respectively for the three and six months ended June 30, 2103 compared to 2012 as a result of revenues earned on the contract for integrated power propulsion systems for an OEM, as well as delivery of the major order of fuel cell modules to our strategic partner, CommScope, Inc. Orders awarded for the six months ended June 30, 2013 were $6.4 million (June 30, 2012 - $1.8 million) primarily attributable to additional scope awarded on the contract for integrated power propulsion systems for an OEM. At June 30, 2013, we had $36.6 million of confirmed orders for Power Systems’ products and services (June 30, 2012 - $2.3 million).

Gross Profit improved to 46% and 43% of revenues respectively for the three and six months ended June 30, 2013, compared to 22% and 14% respectively in the comparative prior periods, reflecting the impact of the two major contracts discussed above.

SG&A Expenses increased $0.2 and $0.7 million respectively for the three and six months ended June 30, 2013. The year to date increase of 41% compared to the prior period results from an increase in marketing expenses related to a higher level of activity associated with commercial activities and higher compensation costs arising from improved business performance.

R&D Expenses were down $0.2 million for the six months ended June 30. 2013, compared to the comparative prior period, attributable to a slight decrease in R&D project activity consistent with the increase in revenues and in commercial activity.

Segment Income improved $1.8 and $4.0 million respectively for the three and six months ended June 30, 2013 primarily reflecting the increase in gross profit discussed above.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2013	2012	% Favourable (Unfavourable)	2013	2012	% Favourable (Unfavourable)
Selling, General and Administrative Expenses	2,930	1,499	(95%)	4,548	2,857	(59%)
Research and Product Development Expenses	12	12	-%	18	13	(38%)
Other Finance Gains (Losses), Net	(1,185)	(320)	(270%)	(1,536)	(154)	(897%)
Segment Loss	(4,081)	(2,065)	(98%)	(6,223)	(3,306)	(88%)

SG&A Expenses increased 96% and 59% respectively for the three and six months ended June 30, 2013 due primarily to stock based compensation expenses indexed to the increase in our share price.

R&D Expenses for 2013 were less than $0.1 million, consistent with the comparative periods, and reflect the payment of intellectual property management fees.

Other Finance Gains (Losses) increased $0.9 and $1.4 million respectively for the three and six months ended June 30, 2013 primarily the result of a $1.8 million fair value revaluation loss recorded to date on the exercised and outstanding warrants related to the increase in our share price.

Segment Loss increased $2.0 and $2.9 million respectively for the three and six months ended June 30, 2013 reflecting increases in other finance losses and SG&A expenses as noted above.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

2       Financial Condition
A discussion of the significant changes in our Consolidated Interim Balance Sheets

	June 30	December 31	Change
(in thousands of US dollars)	2013	2012	$	%
Cash, cash equivalents, restricted cash and short-term investments	$16,012	$16,802	(790)	(5%)
Trade and other receivables	3,808	5,615	(1,807)	(32%)
Inventories	12,282	12,213	69	1%
Trade and other payables	11,647	11,946	(299)	(3%)
Warranty provisions (current and non-current)	2,108	1,808	300	17%
Deferred revenue (current and non-current)	14,439	20,173	(5,734)	(28%)
Warrants	1,426	1,545	(119)	(8%)
Other non-current liabilities	2,273	2,384	(111)	(5%)

Cash, cash equivalents, restricted cash and short-term investments were $16.0 million, a decrease of $0.8 million or 5%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the change in cash, cash equivalents, restricted cash and short-term investments.

Trade and other receivables were $3.8 million, a decrease of $1.8 million or 32% consistent with the schedule of deliveries taking place earlier in the quarter ended June 30, 2013 resulting in cash collections by June 30, 2013 relative to the comparative period.

Inventories were $12.3 million, an increase of $0.1 million or 1% comparable to the prior period and consistent with our backlog heading into the third quarter.

Trade and other payables were $11.6 million, a decrease of $0.3 million, reflecting a combined reduction of trade and payroll liabilities of $2.5 million offset by an increase in liabilities for compensation indexed to share price of $2.2M.

Warranty provisions were $2.1 million, an increase of $0.3 million or 17% consistent with the increase in our revenues.

Deferred revenues were $14.4 million, a decrease of $5.7 million or 28% reflecting the conversion of customer deposits on hand at December 31, 2012 into revenue and the reduction in our backlog during the six months ended June 30, 2013.

Warrants were $1.4 million, a decrease of $0.1 million or 8% resulting from the exercise of 265,930 Series A and Series B warrants, but offset by the fair value increase of the remaining warrants liability due to the increase in our share price.

Other non-current liabilities were $2.3 million at June 30, 2013, a decrease of $0.1 million or 5% reflecting a decrease in the fair value of repayable government contributions partially offset by interest accretion on the loan with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

3          Summary of Quarterly Results
A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ended June 30, 2013.

(thousands of US dollars - except per share amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	1
Revenues	$9,771	$12,312	$9,926	$7,897	$8,259	$5,724	$7,632	$4,932
Gross Profit	2,566	3,542	1,310	1,658	1,472	805	2,071	883
Percentage of Revenues	26%	29%	13%	21%	18%	14%	27%	18%
Adjusted EBITDA 2	(3,185)	(820)	(2,649)	(3,168)	(2,332)	(3,093)	(1,316)	(1,894)
Net Loss	(4,516)	(1,551)	(3,279)	(3,074)	(3,145)	(3,181)	(1,182)	(1,764)
Net Loss Per Share (Basic and Fully Diluted)	(0.53)	(0.20)	(0.42)	(0.40)	(0.42)	(0.48)	(0.18)	(0.27)
Weighted Average Common Shares Outstanding	8,542,637	7,843,373	7,724,427	7,688,197	7,562,012	6,605,648	6,605,491	6,604,249

The Corporation has adopted IAS 19, Employee Benefits as of January 1, 2013.  IAS 19 requires the net defined benefit liability to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Re-measurements consisting of actuarial gains and losses are recognized in other comprehensive income and deficit, without subsequent reclassification to net income. The Corporation continues to immediately recognize in retained earnings all pension adjustments recognized in other comprehensive income.

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to recognize re-measurements consisting of actuarial gains and losses in other comprehensive income.

4          Liquidity and Capital Resources
A discussion of our cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources to carry out our strategy and deliver results.

Cash Provided By (Used in) Operating Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2013	2012	$ Change	2013	2012	$ Change
Net loss for the year	$(4,516)	$(3,145)	(1,371)	$(6,067)	$(6,326)	259
(Increase) decrease in restricted cash	340	(321)	661	115	(859)	974
Changes in non-cash working capital	1,690	(1,056)	2,746	(3,590)	(134)	(3,456)
Other items not affecting cash	1,606	479	1,127	2,530	524	2,006
Cash provided by (used in) operating activities	$(880)	$(4,043)	3,163	$(7,012)	$(6,795)	(217)
_____________________
1 2011 has not been restated for accounting standard changes related to employee benefits. The accounting changes were effective January 1, 2013 with retroactive adjustments to January 1, 2012.
2 Adjusted EBITDA is a Non-IFRS measure, see Section 9.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Changes in cash used in operating activities for the three months ended June 30, 2013, compared to the three months ended June 30, 2012 are discussed below.

•	Net loss is analyzed above in Section 1 - Operating Results.

•
Non-cash working capital increased by $2.7 million attributable to a net decrease in trade and other receivables of $3.2 million and an increase in liabilities for  compensation indexed to share price of $1.5 million offset by a decrease in deferred revenue of $1.4 million and a net decrease of $0.6 million for all other working capital items.

•
Other items increased by $1.1 million or 235%, primarily as a result the $1.2 million other finance loss relating to an increase in the fair value of exercised and outstanding warrants related to the increase in our share price.

Changes in cash used in operating activities for the six months ended June 30, 2013, compared to the six months ended June 30, 2012 are discussed below.

•	Net loss is analyzed above in Section 1 - Operating Results.

•
Non-cash working capital increased by $3.5 million attributable to the net change in deferred revenue balances of $6.1 million (consistent with the reduction in our backlog) offset by the increase in liabilities for compensation indexed to share price of $1.8 million and a net increase of $0.8 million for all other working capital items.

•
Other items increased by $2.0 million or 383%, primarily as a result of: (i) a $1.5 million other finance loss relating to an increase in the fair value of exercised and outstanding warrants related to the increase in our share price; and (ii) $0.5 million related to the portion of borrowings recorded as a reduction of research and development expenses in the comparative prior period.

As noted in our March 31, 2012 MD&A, we anticipated using between $5.0 million and $7.0 million in 2013 to fund our anticipated net losses, non-cash working capital requirements and capital expenditures. We revise this estimate to between $6.0 million and $8.0 million.  This estimate is based upon our actual results for the six months ended June 30, 2013 and our outlook for the six months ending December 31, 2013.

Cash Used in Investing Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2013	2012	$ Change	2013	2012	$ Change
Cash used in investing activities	$(220)	$(130)	$(90)	$(409)	$(312)	$(97)

Cash used in investing activities was $0.4 million for the six months ended June 30, 2013, consistent with the six months ended June 30, 2012.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Cash Provided By Financing Activities

	Three months ended June 30			Six months ended June 30
(in thousands of US dollars)	2013	2012	$ Change	2013	2012	$ Change
(Repayment) proceeds of operating borrowings	$(1,412)	$843	$(2,255)	$-	$1,511	$(1,511)
Common shares issued, warrants and options exercised	6,811	4,851	1,960	7,234	4,851	2,383
Other financing items	(272)	(173)	(99)	(299)	(238)	(61)
Cash provided by (used in) operating activities	5,127	5,521	(394)	6,935	6,124	811

Changes in cash provided by financing activities for the three months ended June 30, 2013, compared to the three months ended June 30, 2012 are discussed below.

•
Proceeds from common shares issued, and warrants and options exercised increased by $2.0 million over the comparative prior period. Proceeds during the three months ended June 30, 2013 included $6.1 million from the common share issuance and $0.4 and 0.3 million respectively from the exercise of warrants and stock options.

•	Operating borrowings decreased by $2.3 million over the comparative prior period reflecting repayments from unrestricted cash on hand.

Changes in cash used in operating activities for the six months ended June 30, 2013, compared to the six months ended June 30, 2012 are discussed below.

•
Proceeds from common shares issued, warrants and options exercised increased $2.4 million over the comparative prior period. Proceeds during the six months ended June 30, 2013  included $6.1 million from the common share issuance and $0.8 and 0.3 million respectively from the exercise of warrants and stock options.

•	Operating borrowings decreased by $1.5 million over the comparative prior period reflecting repayments from unrestricted cash on hand.

Credit Facilities
We utilize a credit facility with a Belgian based financial institution, to better manage our short-term cash requirements and to support standby letters of credit and letters of guarantee provided to customers. At June 30, 2013, we had operating lines of credit for up to 7.9 million Euro, or the US equivalent of $10.3 million (December 31, 2012 - $10.4 million).

Pursuant to the terms of our credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7.9 million Euros. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 0.75 million Euros, and a further 1.25 million Euros for general business purposes, provided sufficient room exists under the overall facility limit of 7.9 million Euros. At June 30, 2013, the amount outstanding of standby letters of credit and letters of guarantee issued under the facility amounted to 5.8 million Euros. At June 30, 2013, we had availability of 2.1 million Euro or the US equivalent of $2.8 million (December 31, 2012 - $2.2 million).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1 million Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding our subsidiary from providing security over its assets. Additionally, our subsidiary is required to maintain a solvency covenant of not less than 25% and ensure that its intercompany accounts with us do not fall below a defined level. At June 30, 2013, the Borrower was in compliance with these covenants.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Within the Power Systems business segment, we have an additional $2.0 million (December 31, 2012 - $0.8 million) of available operating lines of credit, for which $2.0 million is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At June 30, 2013, the Corporation had availability of $nil (December 31, 2012 - $nil).

Other Loan Facilities
On September 28, 2011, we entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6.0 million.  Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected; however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During 2011 & 2012 we drew CA$3.1 million. No further amounts have been drawn during the six months ended June 30, 2013 and the remaining CA$2.9 million remains available. The loan is collateralized by a general security agreement covering our assets. Additionally, we are required to maintain a minimum balance of cash and cash equivalents.  At June 30, 2013, we were in compliance with these covenants.

Contingent Off-Balance Sheet Arrangements
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. We are not aware of any claims and no amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements as we are not aware of any claims.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

5          Critical Accounting Policies and Estimates
A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Our consolidated interim financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the amounts reported in our consolidated interim financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2012 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2012. These policies are incorporated herein by reference. Preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.

6          Recent Accounting Pronouncements
A discussion of IFRS developments that have, will, or might affect the Corporation

Recently Issued Accounting Standards
Our accounting policies are described in note 2 of our consolidated interim financial statements. Information on the adoption and impact of new and revised accounting standards that the Corporation was required to adopt effective January 1, 2013 are as disclosed in our consolidated interim unaudited financial statements and related notes and as described in our 2012 MD&A dated March 7, 2013. There have been no material changes to our accounting policies from what was disclosed at that time other than what is disclosed in our consolidated interim financial statements.

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2012, except for those not adopted effective January 1, 2013 as disclosed in our consolidated interim financial statements.

7          Outlook
The outlook for our business.

Current Market Environment
As noted in our most recent annual MD&A, we are experiencing a willingness on the part of utilities and regulatory agencies to increase spending in the growing problem areas related to energy storage and grid stabilization. We also continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects for the same purpose. The investment by Enbridge in our company in 2012, the two megawatt Power-to-Gas sale to E,ON in 2012 and the April 8, 2013 announcement of a one megawatt PEM Power-to-Gas agreement reinforce this commitment to hydrogen electrolysis as a viable solution for energy storage.

As well, our agreement with CommScope and the first commercial orders in the first quarter of 2013 lays the foundation for a strategic relationship dedicated to penetrating the large and growing Telecom market for AC and DC backup power systems. We have already worked closely with CommScope in India, North America and Europe, and both companies see strong potential demand for power modules that address opportunities within the significantly growing backup power markets around the globe. In that vein, we are developing a broader range of products at various power levels, aiming for more attractive solutions and better economies of scale for our customers.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. Economic conditions in leading and emerging economies have been, and remain, unpredictable.  This could result in our current or potential customers delaying or reducing purchases. As we have witnessed in recent years, there is a threat of reduced sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Of particular note, the backlog in our OnSite Generation group has been declining in the last three quarters as the pace of new signed business has been less than the revenue realized on previously contracted backlog.  We believe that much of the negative ‘book to bill’ is the result of our customer base (particularly in emerging markets) delaying or deferring purchases due to local and global economic uncertainty.   While the sales pipeline remains strong, it is unclear as to when the pace of moving our sales opportunities from the pipeline to signed contracts will improve.

Delivery Outlook
Our delivery expectations for 2013 as outlined in our annual 2012 MD&A remain unchanged, with expectations for increased deliveries of product – especially in the Power Systems Group in 2013 when compared to 2012. We caution readers not to place undue reliance on this assessment and refer to our forward-looking statements in Section 10 of this MD&A.

8          Internal Control over Financial Reporting
A statement of responsibilities regarding internal controls over financial reporting.

We recorded adjustments with the effect of reducing gross profit and increasing net loss amounting to $168 in the three months ended June 30, 2013 and $473 in the six months ended June 30, 2013, related to prior period corrections. We assessed the materiality of these adjustments and concluded that they are not material to the current period nor to any prior annual or interim period. The adjustments had no impact on the cash flows from operations or total cash flows.

There were no changes in our internal controls over financial reporting during the interim period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

9          Reconciliation and Definition of Non-IFRS Measures
A description, calculation and reconciliation of certain measures used by management.

Non-IFRS financial measures, including earnings before interest, taxes, depreciation and amortization and other losses “Adjusted EBITDA” and “cash operating costs” are used by management to provide additional insight into our performance and financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting Adjusted EBITDA and cash operating costs in this MD&A to enhance the usefulness of our MD&A. In accordance with Canadian Securities Administration Staff Notice 52-306, we have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purposes of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

Earnings Before Interest, Taxes, Depreciation and Amortization
We report Adjusted EBITDA because it is a key measure used by management to evaluate the performance of business units and the Corporation. EBITDA or Adjusted EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes Adjusted EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending on accounting methods or non-operating factors, such as historical cost.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Adjusted EBITDA is not a calculation based on IFRS and should not be considered an alternative to loss from operations or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of Adjusted EBITDA. While Adjusted EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that Adjusted EBITDA, as reported by us, may not be comparable in all instances to Adjusted EBITDA, as reported by other companies.

The following is a reconciliation of Adjusted EBITDA with net loss. Adjusted EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

Adjusted EBITDA

(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Net loss	$(4,516)	$(3,145)	$(6,067)	$(6,326)
Finance loss (income)	1,127	553	1,660	437
Depreciation of property, plant and equipment	195	249	384	443
Amortization of intangible assets	9	11	18	21
Adjusted EBITDA	$(3,185)	$(2,332)	$(4,005)	$(5,425)

Cash Operating Costs
We report cash operating costs because it is a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

Cash operating costs are not based on IFRS and should not be considered an alternative to loss from operations in measuring the Corporation’s performance, nor should it be used as an exclusive measure of our operating costs because it does not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs were disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Cash operating costs

(thousands of US dollars)	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Selling, general and administrative expenses	$4,875	$3,221	$8,497	$6,174
Research and product development expense	1,080	843	2,018	1,992
Less: Stock-based compensation inclusive of compensation costs indexed to our share price	(1,975)	(412)	(2,552)	(709)
Less: Depreciation of property, plant and equipment	(195)	(249)	(384)	(443)
Less: Amortization of intangible assets	(9)	(11)	(18)	(21)
Cash operating costs	$3,776	$3,392	$7,561	$6,993

10        Risk Factors and Forward-looking Statements
Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “delivery outlook,” “intends,” “anticipates,” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; lack of new government policies and regulations for the energy storage technologies; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; failure to maintain the requirements for continued listing on Nasdaq; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2013 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At June 30, 2013, we had $16.0 million of cash and cash equivalents and restricted cash (December 31, 2012 - $16.8 million). Restricted cash of $3.7 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margins of our existing products and the development of markets for, and customer acceptance of, new products. To the extent possible, we attempt to limit the significance of these risks by: (i) continually monitoring our sales prospects; (ii) continually aiming to reduce product cost; and (iii) advancing our technology platforms and product designs. However, given that many of the above noted factors are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing which, given the current global economy and credit markets, is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

The uncertain and unpredictable condition of the global economy could have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
While we continuously monitor the state of the broader economic climate and, particularly, the markets in which we operate, the uncertain and unpredictable condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend to some degree on general world economic conditions and activity. If the current condition of the economy declines or we experience a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current uncertain economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a variety of purchasers and, particularly, the corresponding needs of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit, which could become increasingly difficult. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

In the case of an economic decline or a sustained period of slow economic growth, we expect to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified. In addition, a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to negative foreign currency exchange rates, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, thus it may be difficult to assess our business and future prospects.
For the six months ended June 30, 2013, we derived $11.2 million or 51% of revenues from our sales of hydrogen generation products and services and $10.9 million, or 49%, of our revenues from sales of power products and services. For the six months ended June 30, 2012, we derived $12.6 million or 90% of revenues from our sales of hydrogen generation products and services and $1.4 million, or 10%, of our revenues from sales of power products and services. Our current business strategy is to develop, manufacture and sell hydrogen energy storage systems, hydrogen generation products and fuel cell power products in larger quantities. Prior to the six months ended June 30, 2013, we had made limited sales of hydrogen energy storage systems and fuel cell power products. Therefore our historical operating data may be of limited value in evaluating our future prospects. The increase in fuel cell power product sales in the six months ended June 30, 2013 relates to the order received in the third quarter of 2012 which increased the order backlog in the Power Systems segment by $35.6M. This order, as well as the order from our major partner CommScope Inc., has begun to shift the mix of revenues and emphasizes our future prospects in the Power Systems segment.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and product research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss for the six months ended June 30, 2013 of $6.1 million. We incurred a net loss for the six months ended June 30, 2012 of $6.3 million. Our accumulated deficit as at June 30, 2013 was $342.3 million, at December 31, 2012 it was $336.3 million, and at June 30, 2012 it was $330.2 million.

As noted above, our strategy to limit the significance of these risks and uncertainties is to execute a business plan aimed at increasing market penetration to achieve forecasted revenues, improving operating cash flows, continuing to invest in product research and development, entering into complementary markets, improving overall gross margins, and securing additional financing to fund our operations as needed.  However, we expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2013, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Some of our products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
While our business plan and sales and marketing strategy contemplates a diverse base of future customers, to date a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 55% of revenues for the six months ended June 30, 2013, 46% of revenues for the six months ended June 30, 2012, 32% for the year ended December 31, 2012, and 32% of revenues for the year ended December 31, 2011. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in net income (loss). To the extent the Canadian dollar or the Euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results, and consequently, may have an adverse effect on our share price.

Second Quarter 2013 Management’s Discussion and Analysis

Hydrogenics Corporation

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and Euros. However, a significant part of our revenues are currently generated in US dollars and Euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into Euros. The exchange rates between the Canadian dollar, the US dollar and the Euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the Euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. While we continuously monitor foreign exchange fluctuations and review forecasted changes regularly, we currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and Euros.

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 12.6% of our total assets at June 30, 2013 (12.9% of our total assets at December 31, 2012). Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Second Quarter 2013 Management’s Discussion and Analysis